AMERICAN ASSETS TRUST, INC.

11455 El Camino Real, Suite 200

San Diego, California 92130

January 10, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski, Senior Counsel
Angela McHale, Attorney-Advisor
Cicely LaMothe, Accounting Branch Chief
Jorge Bonilla, Staff Accountant

	Re:	American Assets Trust, Inc. Registration Statement on Form S-11, File No. 333-169326

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, American Assets Trust, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, January 12, 2011 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the common stock of the Company be declared effective concurrently with the above-captioned Registration Statement.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request.

Very truly yours,

AMERICAN ASSETS TRUST, INC.

By:	/s/ John W. Chamberlain
Name:	John W. Chamberlain
Title:	Chief Executive Officer and President